EXHIBIT 11
ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the month ended
	December 31,		September 30,
	2007	2006	2007	2006
Net income (loss)	$2,790	$2,580	$(680)	$(375)
Weighted average shares outstanding	7,361	7,373	7,358	7,371

Basic earnings (loss) per share	$0.38	$0.35	$(0.09)	$(0.05)

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	14	20	18	20

Weighted average shares, diluted	7,375	7,393	7,376	7,391

Fully diluted earnings per share	$0.38	$0.35	$(0.09)	$(0.05)

(Net income divided by diluted shares)

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